ISSUED ON BEHALF OF REED ELSEVIER PLC

Disclosure of Interest in Voting Shares of Reed Elsevier PLC

6 June 2005

Reed Elsevier PLC received today a notification dated 3 June 2005, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of Prudential plc and certain of its subsidiary companies in the ordinary shares of Reed Elsevier PLC is 39,858,771 shares, representing 3.12% of the Company’s current issued share capital of which holding 38,360,219 shares, representing 3.00% of the Company’s share capital are held by its subsidiary company, The Prudential Assurance Company Limited.